                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        Sunset Financial Resources, Inc.
------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.001 per share
------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867708109
------------------------------------------------------------------------
                                 (CUSIP Number)

                                Arthur D. Lipson
                             Western Investment L L C
                       2855 East Cottonwood Parkway, Ste. 110
                             Salt Lake City, UT 84121
------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 24, 2005
------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

CUSIP No.  - 867708109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Western Investment L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d)  [  ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in Delaware

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   968,100 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                968,100 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5) 968,100 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.3%

14      TYPE OF REPORTING PERSON*
        OO

* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    973,100
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 973,100
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 973,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES* [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.3%

14     TYPE OF REPORTING PERSON*
 IN

* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
        OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     287,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  287,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         287,500

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%

14      TYPE OF REPORTING PERSON*
         PN

* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     609,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  609,900
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        609,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES* [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.8%

14     TYPE OF REPORTING PERSON*
        OO

* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     70,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  70,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES* [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.7%

14     TYPE OF REPORTING PERSON*
        OO

* * * * * * * *

The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 968,100 Shares beneficially owned by WILLC is $9,785,337.36. The Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP, WIIP and WIAP.

The aggregate purchase price of the 5,000 additional Shares owned by
Mr. Lipson is $47,500.  The Shares owned by Mr. Lipson were acquired with personal funds.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The second and third paragraphs of Item 5(a) are hereby amended and restated to read as follows:

As of the close of business on March 28, 2005, WIHP, WIIP and WIAP beneficially owned 287,500, 609,900 and 70,700 Shares, respectively, representing 2.8%, 5.8% and .7%, respectively, of the Shares outstanding. WILLC beneficially owned 968,100 Shares, constituting approximately 9.3% of the Shares outstanding.  Mr. Lipson beneficially owned 973,100 Shares, constituting approximately 9.3% of the Shares outstanding.

As the general partner or managing member, as the case may be, of WIHP,
WIIP and WIAP, WILLC may be deemed to beneficially own the 968,100
Shares beneficially owned in the aggregate by WIHP, WIIP and WIAP.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 968,100 Shares beneficially owned by WILLC, as well as the additional 5,000 Shares he beneficially owns.

Item 5(c) is hereby amended to add the following:

(c) Schedule A annexed hereto lists all transactions by the Reporting
Persons in the Issuer's Common Stock since the filing of the initial
Schedule 13D. All of such transactions were effected in the open market.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 29, 2005
                                                 Date

                             WESTERN INVESTMENT L L C

                             By: /s/ Arthur D. Lipson, Sole Member

                             WESTERN INVESTMENT HEDGED PARTNERS LP
                             By: Western Investment L L C,
                             its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member

                            WESTERN INVESTMENT INSTITUTIONAL PARTNERSLLC
                             By: Western Investment L L C,
                             its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member

                             WESTERN INVESTMENT ACTIVISM PARTNERS L L C
                             By: Western Investment L L C,
                             its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member

                                  /s/ Arthur D. Lipson
                               ___________________________
                                    ARTHUR D. LIPSON

SCHEDULE A

           Transaction Code         Quantity       Trade Date   Price
 WIHP       Buy                  125,000        3/24/2005   $9.4000

 WIIP       Buy                  100,000        3/24/2005   $9.4000
            Sell                 (29,700)       3/24/2005   $9.4799
            Buy                  186,100        3/28/2005   $9.5000
  Sell        (1,100)       3/28/2005   $9.5000

 WIAP       Buy                   25,000        3/24/2005   $9.4000

 Mr. Lipson Buy                   5,000         3/28/2005   $9.5000